UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July  2003            File No.    0-50169

Sovereign Chief Ventures Ltd.

(Name of Registrant)

333 Cedar Street, Suite 300, Abilene Texas 79601

(Address of principal executive offices)

1.

Interim Unaudited Financial Statements for the Three Months ended June 30, 2003

2.

News Release dated July 28, 2003

3.

News Release dated July 30, 2003

4.

News Release dated August 7, 2003

5.

News Release dated August 26, 2003

6.

News Release dated August 27, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd..

(Registrant)

Dated:  September 3, 2003        By:  /s/ Bill O. Wood

                                                          Bill O. Wood, President

CONSOLIDATED FINANCIAL STATEMENTS

SOVEREIGN CHIEF VENTURES LTD.

ABILENE, TEXAS, USA

JUNE 30, 2003

1. NOTICE TO READER
2. CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT
3. CONSOLIDATED BALANCE SHEET
4. CONSOLIDATED STATEMENT OF CASH FLOWS
5. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BEDFORD CURRY & CO.

CHARTERED ACCOUNTANTS

MICHAEL J. BEDFORD INC.

FERNANDO J. COSTA INC.

NOTICE TO READER

We have compiled the consolidated balance sheet of Sovereign Chief Ventures Ltd. as at June 30, 2003 and the consolidated statements of earnings and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these consolidated statements may not be appropriate for their purposes.

Vancouver, British Columbia	BEDFORD CURRY & CO.,
August 22, 2003	CHARTERED ACCOUNTANTS

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT

Unaudited - See Notice to Reader

	Three months ended June 30,			Six months ended June 30,
	2003	2002	2003	2002
REVENUE

Oil and gas	$ 39,101	25,695	$ 53,348	60,286
Interest	1,155	1,435	2,089	2,758
	40,256	27,130	55,437	63,044

EXPENSES

Wages and benefits	43,331	69,245	140,746	153,393
Legal and accounting	82,395	132,663	137,424	245,950
Oil and gas production costs	85,075	151,973	84,833	194,864
Loss on foreign exchange	52,420	29,223	82,925	36,195
Investor relations (recovery)	(236)	81,189	63,017	107,414
Depletion and depreciation	17,846	-	36,369	24,031
Travel and auto	14,960	8,736	24,397	16,588
Regulatory fees	16,866	-	23,945	-
Office and general	6,995	48,244	18,780	112,492
Bank charges and interest	300	364	9,664	591
Telephone	2,385	3,377	7,323	9,767
Rent	1,276	5,170	6,107	10,699
Promotion	2,879	22,555	5,717	26,804
	326,492	552,739	641,247	938,788

NET LOSS	(286,236)	(525,609)	(585,810)	(875,744)

Deficit, beginning of period	(5,227,972)	(3,535,758)	(4,928,398)	(3,185,623)

Deficit, end of period	$ (5,514,208)	(4,061,367)	$ (5,514,208)	(4,061,367)

LOSS PER SHARE – BASIC	$ (0.01)	(0.03)	$ (0.03)	(0.06)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	22,942,778	16,786,302	20,132,540	14,956,302

Sovereign Chief Ventures Ltd.

CONSOLIDATED BALANCE SHEET

Unaudited - See Notice to Reader

	June 30, 2003	December 31, 2002

ASSETS

Current
Cash	$ 147,455	728,408
Accounts receivable	3,143	13,192
Prepaid expenses	262,036	-
Deferred costs	-	17,338

	412,634	758,938

Property and equipment [Note 2]	7,203,920	6,777,496

	$ 7,616,554	7,536,407

LIABILITIES

Current
Accounts payable	$ 165,155	584,700
Loan payable	-	500,000

	165,155	1,084,700

SHAREHOLDERS’ EQUITY

Share capital [Note 3]	13,465,662	11,774,610
Treasury shares	(500,055)	(394,505)
Deficit	(5,514,208)	(4,928,398)

	7,451,399	6,451,707

	$ 7,616,554	7,536,407

APPROVED ON BEHALF OF THE BOARD:

"BILL O. WOOD"                                                    "BRIAN C. IRWIN"

Director                                                                                  Director

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENT OF CASH FLOWS

Unaudited - See Notice to Reader

	Three months ended June 30,			Six months ended June 30,
	2003	2002	2003	2002
OPERATIONS

Net loss	$ (286,236)	(525,609)	$ (585,810)	(875,744)
Add item not affecting cash:
Depletion and depreciation	17,846	-	36,369	24,031
	(268,390)	(525,609)	(549,441)	(851,713)

Change in non-cash working capital balances:
Decrease in accounts receivable	4,295	182,952	10,049	10,390
Increase (decrease) in accounts payable	54,254	63,262	(419,545)	36,208
Increase in prepaid expenses	(262,036)	-	(262,036)	-
	(471,877)	(279,395)	(1,220,973)	(805,115)

FINANCING

Issuance of common shares	-	975,027	1,691,052	2,154,152
Decrease in deferred costs	-	-	17,338	-
Decrease in loan payable	-	-	(500,000)	-
Increase in share subscriptions	-	(101,250)	-	-
	-	873,777	1,208,390	2,154,152

INVESTING

Acquisition of equipment	(264,702)	(50,373)	(461,327)	(111,071)
Petroleum and natural gas properties: Exploration costs	127,735	(116,021)	(1,493)	(322,405)
Purchase of treasury shares	(98,207)	-	(105,550)	-
	(235,174)	(166,394)	(568,370)	(433,476)

Increase (decrease) in cash	(707,051)	427,988	(580,953)	915,561

Cash, beginning of period	854,506	528,043	728,408	40,470

CASH, end of period	$ 147,455	956,031	147,455	956,031

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2003                                                                   Unaudited - See Notice to Reader

1. NATURE OF OPERATIONS

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, except as noted below, and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

The Company is in the process of developing its oil and gas properties and has experienced an operating loss of $585,810 (2002: $875,744) for the period ended June 30, 2003. The Company's ability to continue as a going concern is dependent upon achieving profitable levels of operations and, if necessary, on the ability of the Company to obtain necessary financing.

The consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in the normal course of business at amounts different from those reflected in these consolidated financial statements.

2. PROPERTY AND EQUIPMENT

	Cost	Accumulated depletion and depreciation	Net Book Value June 30 2003	Net Book Value December 31, 2002

Petroleum and natural gas properties	$ 6,590,423	174,001	6,416,422	6,414,949
Oil and gas leaseholds	659,761	31,470	628,291	221,736
Well equipment	172,484	28,894	143,590	122,601
Office equipment	18,274	7,371	10,903	13,386
Computer software	5,143	429	4,714	4,797
	$7,446,085	242,165	7,203,920	6,777,469

The Company's petroleum and natural gas properties represent unproven reserves.

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Six months ended June 30, 2003                                                                   Unaudited - See Notice to Reader

3. SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares of no par value. Shares have been issued as follows:

	June 30, 2003		December 31, 2002
	Number	Amount	Number	Amount

Balance, beginning of period	17,322,302	$ 11,774,610	12,590,302	$ 9,727,386

Shares issued for:
Cash	5,340,000	1,900,500	4,620,000	2,180,750
Financing fees	190,476	50,000	-	-
Finders fees	-	-	112,000	-
Share issuance costs	-	(259,448)	-	(133,526.00)

Balance, end of period	22,942,778	$ 13,465,662	17,322,302	$ 11,774,610

Loss per share - Loss per share has been calculated using the weighted-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

4. STOCK-BASED COMPENSATION

The Company has adopted the new recommendation of the Canadian Institute of Chartered Accountants ("CICA") with regards to stock-based compensation. Accordingly, no compensation expense has been recognized for options granted during the period. Section 3870 of the CICA Handbook requires pro forma disclosures of net loss and net loss per share, as if the fair value based method of accounting for employee stock options had been applied. The Company used the Black-Scholes option valuation model to value the stock options granted during the quarter. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation and the pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model:

Risk free interest rate	3.75%
Expected dividend yield	0%
Expected stock price volatility	90%
Expected life of options	5 years

The Company's net loss and loss per share on a pro forma basis would have been restated as follows:

Net loss for the period ended June 30, 2003, as reported	$ (585,810)
Compensation expense related to the fair value of stock options	(46,438)

Pro forma net loss for the period ended June 30, 2003	$ (632,248)

Basic loss per share, as reported	$ (0.03)
Pro forma basic loss per share	$ (0.03)

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Six months ended June 30, 2003                                                                   Unaudited - See Notice to Reader

5. CONTINGENT LIABILITY

Claim filed against the Company - In June 2002, a shareholder filed a claim against the Company for unspecified damages relating to the Company's stock price. The Company has countered by filing a motion to dismiss the claim and management is of the opinion that the claim is totally without merit.

6. SUBSEQUENT EVENTS

Private placement - On August 26, 2003, the Company announced a proposal issue of 3,333,334 units at $0.30 per unit to raise $1,000,000. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional share at a price of $0.35 for up to one year from the date of issuance. The private placement is subject to regulatory approval.

On August 27, 2003, the Company amended the proposed private placement announced on August 26, 2003 from 3,333,334 units to 4,333,334 units at a price of $0.30 per unit. This is subject to regulatory approval.

Stock Options - On August 26, 2003, the Company granted 300,000 incentive stock options. Each option entitles the holder to purchase one common shares at the price of $0.35 per share up to August 26, 2008. The options are subject to regulatory approval.

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S   R E L E A S E

Trading Symbols:

     TSX Venture Exchange: SCV.TSXV

     Frankfurt Stock Exchange: OVG/WKN938931

OKLAHOMA UPDATE

Alley Cat #1-10 Hits Shallow and Deep Gas

July 28, 2003 - At the Company's Lasley Project in Caddo County, Oklahoma, the Company has been notified by Chesapeake Energy Corporation (CHK:NYSE) that the Alley Cat #1-14 has reached total depth at 16,450 feet. The Alley Cat had hydrocarbon shows in the Marchand, Skinner and Red Fork sands at depths above 13,500 feet. The first string of pipe was set to 13,500 feet on the shallow formations and then Chesapeake continued drilling to test the Atoka and Springer formations. Significant hydrocarbon shows were encountered in both horizons and Chesapeake is presently setting pipe to total depth.

This well is the second well in which the Company has participated with Chesapeake. The Kardokus A 1-10 was drilled to 13,500 feet and is producing 1.8 million CFD per day from the Red Fork Formation. The Kardokus A 1-10 was spudded in January, 2003 and based on production records has reached payout status.

The second well that is presently being drilled is the Kardokus #3-10 that is presently at a depth of 12,800 feet. Hydrocarbon shows were encountered in the Marchand, Oswego, Prue and Skinner formations so far. The company expects to cut the Red Fork sands and reach total depth of 13,500 feet sometime this week.

In commenting on the current activity, Bill Wood, President of the Company, stated "It is great starting a new project with all this success, a great start on such a larger project will be significant for Sovereign and its stockholders."

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500

Facsimile: (325) 676-8106

Email: info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S   R E L E A S E

Trading Symbols:

     TSX Venture Exchange: SCV.TSXV

     Frankfurt Stock Exchange: OVG/WKN938931

OKLAHOMA UPDATE

Kardokus #3-10 Hits Gas in the Red Fork “D” Formation

July 30, 2003 - At the Company's Lasley Project in Caddo County, Oklahoma, the Company has been notified by Western Oil and Gas that the Kardokus #3-10 has penetrated 50 feet of saturated hydrocarbon sand known as the Red Fork “D” formation at a depth of 12,850 feet to 12,900 feet. The Kardokus #3-10 had a 3,200 unit gas show and was venting a 10 foot flare through the separator while drilling. The operator will continue to drill and should reach total depth of 13,500 feet early next week.

The Kardokus #3-10 is the second well to be drilled in section 10 with the first being the Chesapeake Energy Corporation (CHK:NYSE) Kardokus A 1-10. The Kardokus A 1-10 was drilled in January, 2003 to a depth of 13,500 feet and is producing 1.8 million CFD per day from 25 feet of Red Fork “D” sand.

The Company has a 19.5% working interest in the Kardokus #3-10.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500

Facsimile: (325) 676-8106

Email: info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S   R E L E A S E

Trading Symbols:

     TSX Venture Exchange: SCV.TSXV

     Frankfurt Stock Exchange: OVG/WKN938931

     Pink Sheet: SCVTF

OKLAHOMA UPDATE

Pipe set and Completions to Begin

August 7, 2003 – At the Company’s Lasley Project in Caddo County, Oklahoma, the Company has been notified by Western Oil & Gas and Chesapeake Energy Corporation (CHK:NYSE) that pipe has been successfully set to total depth on both the Kardokus #3-10 (13,500) and the Alley Cat #1-14 (16,400).

Kardokus #3-10:

The following formations had hydrocarbon shows:

	FORMATION	DEPTH	GROSS SAND	SCV Working Interest
1.	Marchand Sand	9,624-9,658	34 FEET	19.50%
2.	Skinner Sand	12,248-12,328	80 FEET	19.50%
3.	Red Fork “D” Sand	12,878-12,928	50 FEET	19.50%

Alley Cat # 1-14:

The following formations had hydrocarbon shows:

	FORMATION	DEPTH	GROSS SAND	SCV Working Interest
1.	Marchand Sand	9,574-9,569	22 FEET	4.50%
2.	Skinner Sand	12,240-12,306	66 FEET	4.50%
3.	Red Fork “A” Sand	12,626-12,640	14 FEET	4.50%
4.	Red Fork “D” Sand	12,961-12,977	18 FEET	4.50%
5.	Red Fork “F” Sand	13,408-13,426	18 FEET	4.50%
6.	Atoka/Morrow Sand	14,668-14,694	26 FEET	1.25%
7.	Springer Sand	16,208-16,218	10 FEET	1.25%

Chesapeake plans to start completion on the Alley Cat #1-14 tomorrow while Western plans to complete the Kardokus #3-10 on the 20 th of August. The Company will report completion data as it is received from the Operators.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500

Facsimile: (325) 676-8106

Email: info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S   R E L E A S E

TRADING SYMBOLS:

     TSX Venture Exchange: SCV

     Frankfurt Stock Exchange: OVG/WKN938931

OKLAHOMA UPDATE

SOVEREIGN TO RAISE UP TO $1,000,000

August 26, 2003 - Gas sales from the Red Fork "D" Zone of Sovereign Chief's Kardokus 3-10 well in western Oklahoma commenced August 25, 2003. Gas is presently flowing at the rate of 2.1 million cubic feet per day on an 8/64" choke at 4800 psi flowing casing pressure through a 2" pipe. Later today, the flow line will be changed to a 3" pipe which will allow for a greater flow rate.

Sovereign Chief proposes to raise $1,000,000 in a private placement of up to 3,333,334 units at the price of $0.30 per unit consisting of one share of the Company and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional share for a period of 12 months at the price of $0.35 per share.

Proceeds from the placement will be used to conduct exploration and operations on the

Company's oil and gas projects in Oklahoma and for general working capital.

The Company may pay a finder's fee in connection with the placement in accordance with policies of the TSX Venture Exchange.

The Company has granted incentive options for the purchase of a total of 300,000 shares in its capital. The options are exercisable on or before August 26, 2008 at the price of $0.35 per share.

The private placement and the grant of options are subject to regulatory approval.

Additional information can be obtained by visiting Sovereigns web site www.sChiefv.com.

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500

Facsimile: (325) 676-8106

Email: info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S   R E L E A S E

TRADING SYMBOLS:

     TSX Venture Exchange: SCV

     Frankfurt Stock Exchange: OVG/WKN938931

PRIVATE PLACEMENT INCREASED

TWO NEW LOCATIONS

August 27, 2003 - In view of the success of the Company's Kardokus 3-10 well, the Company proposes to increase the Company's private placement announced August 26, 2003 from $1,000,000 to $1,300,000 for a total of 4,333,334 Units at $0.30 per Unit.

The proceeds will be used to drill additional wells in the immediate vicinity of the Kardokus 3-10 announced yesterday. The Kardokus 3-10 is presently producing 2.1 million cubic feet of gas a day on a 8/64 choke with 5,000 psi flowing casing pressure. The Tiger 1-15 and the Williams 2-9 are being staked and Patterson Rig 99 will be moving on location to drill the Tiger 1-15 in September.

Additional information can be obtained by visiting Sovereigns web site www.sChiefv.com.

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500

Facsimile: (325) 676-8106

Email: info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.